Exhibit 23.3

May 24, 2024

To: Jayud Global Logistics Limited (the “Company”)

Building 3, No. 7 Gangqiao Road, Li Lang Community

Nanwan Street, Longgang District

Shenzhen, Guangdong, People’s Republic of China

Dear Sirs,

We consent to the references to our firm in the Company’s registration statement on Form F-3 dated May 24, 2024 (together with any future amendments or supplements thereto, the “F-3”) filed with the Securities and Exchange Commission. We also consent to the filing of this consent letter as an exhibit to the F-3 if required.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ PacGate Law Group
PacGate Law Group